Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Bunge Limited

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Bunge Limited [NYSE:BG]: Due to the Company’s Failure to Set a Net Zero by 2050 Target, Adopt and Implement an Ambitious No-Deforestation Commitment, and Ensure Compliance and Resolution through Robust Monitoring and Verification:

●	Vote AGAINST Chair Kathleen Hyle (Item 1.g)

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. See Appendix A for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Bunge Limited is one of the world’s largest agribusiness traders, processing oilseeds for sale to the food and beverage industries. It is one of the largest soy processors in Brazil and one of the major market leaders in the South American soy industry1, and is also a player in the global palm oil market.2 It is among the 167 focus companies named by Climate Action 100+ as the largest global emitters and “key to driving the global net zero emissions transition.”3

Ninety-five percent of Bunge’s deforestation risk is concentrated in the Brazilian Cerrado,4 a biome adjacent to the Amazon and a frontier for conversion of native vegetation to soy agriculture.5 According to Trase Finance, Bunge’s absolute deforestation risk was higher than any other trader in 2018.6

In addition to the range of benefits that forests offer, healthy forests are critical and necessary for achieving the Paris Agreement’s goal of limiting planetary warming to 1.5°C or well below 2.0°C above pre-industrial levels.7 At the COP26 in 2021, over 100 world leaders agreed to collectively halt and reverse forest loss and land degradation by 2030,8 and Principles for Responsible Investment’s (PRI’s) Required Policy Scenario to close the gap to 1.5°C calls for ending deforestation globally even earlier, by 2025.9 Deforestation is also linked to human rights violations such as land-grabbing10 as well as documented forced labor11 in the resulting agricultural operations such as palm oil plantations and cattle farms.12 Companies need to take urgent and meaningful action to eliminate deforestation and conversion of native vegetation from their supply chains, and lead the transition to lower-carbon agricultural production.

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of products linked to deforestation is central to their core business, and greenhouse gas (GHG) emissions reductions–particularly those related to land-use change – have profound strategic implications, the board chair, and lead independent director where the position exists, should be held accountable.

Net zero target setting

Net zero by 2050 commitment that covers all relevant emissions sources, including Scope 3 emissions embedded in purchased goods from land use and land-use change	X
Limited use of offsets, carbon credits, carbon removals and other unproven or uncommercialized negative carbon technologies to meet net zero commitment	X
Robust interim targets for 2030 that ensure the company is on track for net zero commitment	X

Bunge does not have a net zero by 2050 ambition.13 In November 2021, Bunge announced a commitment to reduce GHG emissions in its value chain by 2030;14 while this does cover absolute reductions and all scopes (25% reduction of scopes 1 and 2, and a 12% reduction of scope 3 emissions, from a 2020 baseline), it is a “well below 2C” target rather than a 1.5°C aligned target.15

Adoption and Implementation of a No-Deforestation Commitment

Company has adopted and is implementing a no-deforestation policy that is comprehensive, covering all geographies and commodities, and that is implemented immediately rather than at some future time.	~
The policy and associated implementation plans have cut-off dates after which deforestation signals non-compliance with the policy.	X

Bunge does have a “Non-Deforestation Commitment” which is global in scope and includes specifics to soy, its most material commodity.16 Bunge has some cut-off dates for certain biomes where they are no longer active,17 but in practice does not have ambitious cut-off dates harmonized to sector-wide recommendations.18

Bunge’s 2021 sustainability reporting shows that the company is likely still exposed to deforestation: over 95% of its monitored directly-purchased soy volume is verified to be free of deforestation and conversion, so as much as 5% of its monitored volumes could be associated with land clearance.19 The company only monitors 30% of its indirectly-purchased soy supply in the Cerrado (4% of its total volumes in the region20), so clearance could be occurring in that remaining 70% as well.21

As recently as February 2022, real-time deforestation monitoring by Dutch NGO AidEnvironment shows multiple new cases of deforestation in the Cerrado, with five of the six case studies occurring in Bunge’s supply chain.22 In December 2021, the French government named Bunge as one of two leading importers of soybeans from areas at risk of deforestation.23 As recently as November 2021 – just days after the COP26 – Bunge, and other large agribusiness firms, were found to be lobbying to weaken EU laws banning food imports linked to deforestation.24

Traceability, Monitoring, and Verification

The company should be implementing a monitoring system and UNDP-aligned grievance mechanisms and procedures governing the company’s response to non-compliant suppliers, including thresholds for contract cancellations and steps to remediate deforestation and human rights abuses in their direct and indirect supply chains	~
The company should be independently verifying the volumes of its suppliers that are deforestation- and conversion-free (DCF), and disclosing the results	X
The company should report publicly on grievances filed and resulting actions taken.	X

While Bunge reports on the proportion of their indirect suppliers traceable to farm level in Brazil,25 it does not clarify if the geospatial monitoring utilizes farm-level boundaries (GPS polygons) rather than single collection points,26 which may not provide full transparency into the potential deforestation within a sourcing radius. Bunge does not yet report on the percentage of total volumes that have been independently verified to be deforestation-free, as its reporting on percentages of volumes that are deforestation-free are for high-risk regions only.27

While Bunge has adopted grievance mechanisms for both its palm28 and soy supply chains,29 and the company discloses general procedures,30 it does not have a public log of grievances, or their resolution, specific to the soy supply chain. This does not allow stakeholders to properly assess progress towards resolving known cases of deforestation, conversion or human rights violations in Bunge’s soy supply chain.31

Examples of the above cases of deforestation raise questions about the extent of Bunge’s monitoring system, and without additional public transparency, it is difficult for stakeholders to assess what challenges the company is facing in implementing its no-deforestation policy.

Conclusion: Bunge has failed to set adequate net zero targets or make significant progress towards implementing its No Deforestation Policy. Therefore, we recommend that shareholders vote AGAINST Chair Kathleen Hyle (Item 1.g) at the company’s annual meeting on May 12, 2022.

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to reach disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is systemic, escalating and irreversible - and corporate boards urgently need to take responsibility for averting and mitigating this risk.

The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net zero by 2050 at the latest.32 According to the International Energy Agency (IEA), in order to achieve net zero emissions globally by 2050, the electricity sector must reach net zero emissions in OECD countries no later than 2035 and there can be no investment in new fossil fuel production.33 The IPCC also recognizes that reducing rates of deforestation and forest degradation represents one of the most effective and robust options for climate change mitigation.34

This means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, capital expenditures, and policy influence to those targets. Despite the escalating climate crisis, systemically important U.S. companies continue to invest in the expansion and continued use of fossil fuels, further accelerating global warming.35

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool – their proxy voting power – to vote against directors.

Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won thus far have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Key Sectors Are Critical to Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors are key drivers of the production and consumption of fossil fuels and must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors. Similarly, companies driving deforestation – including companies that source key deforestation-linked agricultural commodities, driving market demand for one of the greatest threats to the world’s forests – must adopt comprehensive climate policies and end deforestation.

Substantial votes against board members at these companies could help encourage ambitious target-setting, realign business and investment plans to the goals of the Paris Agreement, and hold companies accountable for lobbying and policy influence practices that obstruct climate action.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting Guide: Companies Driving Deforestation

In addition to the range of benefits that forests offer, healthy forests are critical and necessary for achieving the Paris Agreement’s goal of limiting planetary warming to 1.5°C or well below 2.0°C above pre-industrial levels.36 All four IPCC emissions reductions pathways consistent with limiting warming to 1.5 1.5ºC assume a halt in deforestation and significant forest restoration, with no further deforestation occurring from 2030 onwards.37 At the COP26, over 100 world leaders agreed to collectively halt and reverse forest loss and land degradation by 203038, and PRI’s Required Policy Scenario to close the gap to 1.5°C calls for ending deforestation globally even earlier, by 2025.39 Annual net emissions caused by deforestation for conversion to agriculture and tree plantations in tropical countries alone averaged 2.6 gigatonnes of CO2 between 2010 and 201440 – the equivalent of the combined total emissions of Japan, Germany and the UK.41 Deforestation is not only responsible for direct emissions but eliminates the ability of forests and land to store more carbon in the future. Deforestation is also linked to human rights violations such as land-grabbing42 as well as documented forced labor43 in the resulting agricultural operations such as palm oil plantations and cattle farms.44

Despite these known risks, global deforestation has increased 43% since 2014,45 primarily driven by demand for agricultural commodities46 such as soybeans and palm oil.47 It is estimated that since 2015, 10 million hectares of forest have been lost annually, an area the size of Iceland.48 Agriculture, forestry and other land use are responsible for nearly a quarter of global GHG emissions,49 and emissions from the food system are responsible for a third of anthropogenic GHG emissions,50 with the largest contributions from agriculture and land use change, and so to align with the goals of the Paris Agreement, land-based emissions must be reduced by 85% by 2050 compared to a business as usual scenario.51

Responsibility for these transformative changes lies with the agribusiness traders that produce and sell these commodities, and the consumer-facing brands that purchase them to make products such as food and beverages, personal care products, clothing, and packaging. Major traders and consumer goods companies alike have acknowledged this responsibility for years, but sectoral voluntary pledges have still failed to slow deforestation. Examples of these sectoral pledges include the New York Declaration on Forests (a 2014 voluntary pledge to end forest loss by 2020)52 and the Consumer Goods Forum’s (CGF’s) commitment to end deforestation by 2020, a deadline which has been extended by the CGF.53 Companies need to take urgent and meaningful action to eliminate deforestation from their supply chains, and lead the transition to lower-carbon agricultural production.

KEY DATA SOURCES

●	Rainforest Action Network, Banking on Climate Chaos[54]
●	Carbon Tracker, Fault Lines (2020)[55] and Adapt to Survive (2021)[56]
●	Carbon Tracker, Company Profiles: Oil & Gas Companies[57]
●	Climate Action 100+, Climate Action 100+ Net-Zero Company Benchmark: Company assessments, see Disclosure Indicator 6[58]

Net Zero Target Setting

Companies whose business models are linked to deforestation and the global agriculture trade need to adopt comprehensive net zero by 2050 commitments. Such commitments should include absolute reductions in upstream scope 3 emissions–emissions generated by land use and land-use change–as the emissions for many of these companies are concentrated upstream, as opposed to downstream processing and manufacturing activities.

Key Data Sources:

●	Climate Action 100+, Disclosure Indicators 1-4[59]
●	Climate Action 100+ and PRI, Global Sector Strategies: Recommended Investor Expectations for Food and Beverage[60]
●	Science-Based Targets Initiative[61], Companies list[62] and Sector Guidance[63]
●	CDP (formerly Carbon Disclosure Project), search company survey responses[64] (companies can submit a climate questionnaire and a forests questionnaire).
●	Global Canopy/Forest 500, company rankings[65]

No-Deforestation Policy and Implementation

Any company whose business model is associated with deforestation must adopt and implement a no-deforestation policy that covers all geographies and commodities.66 The policy and associated implementation plans must have cut-off dates after which deforestation signals non-compliance with the policy.67 Given past failures of voluntary pledges, implementation of this policy should occur immediately and include independent verification of full compliance for all forest-risk commodities.

Key Data Sources:

●	Global Canopy/Forest 500, company rankings[68]
●	Rainforest Action Network, Keep Forests Standing (2021), report[69] and methodology[70]
●	TraseFinance, company profiles[71]
●	Company websites and sustainability ‘dashboards’

Traceability, Monitoring and Verification

Traders should be implementing a monitoring system and UNDP-aligned grievance mechanisms and procedures governing the company’s response to non-compliant suppliers, including thresholds for contract cancellations and steps to remediate deforestation and human rights abuses in their direct and indirect supply chains (all upstream producers of the commodities).72

To monitor and report on supplier compliance with deforestation-free policies and practices, agribusiness traders need to be able to trace all of their supply base to the farm level, including all direct and indirect suppliers.73 74 A prerequisite for a comprehensive deforestation monitoring system is geospatial information of their suppliers, including accurate boundaries (GPS polygons) of farms and/or supply sheds (sourcing radius of collection or aggregate points such as crushers or silos).75 With this information, agribusiness traders should monitor these areas for instances of real-time deforestation or conversion, and disclose the methodology as well as results of this monitoring, including specific actions taken to resolve non-compliance, and percentage of volumes that have been independently verified to be free of deforestation and conversion.

Key Data Sources:

●	Rainforest Foundation Norway, The State of the Soy Industry[76]
●	Carbon Disclosure Project (CDP), search company survey responses ( companies can submit a climate questionnaire and a forests questionnaire)[77]
●	Global Canopy/Forest 500, company rankings[78]
●	TraseFinance, company profiles[79]
●	Company websites and sustainability ‘dashboards’

Summary table

TARGET SETTING	1.1	Net zero by 2050 commitment that covers all relevant emissions sources, including Scope 3 emissions embedded in purchased goods from land use and land-use change
	1.2	Limited use of offsets, carbon credits, carbon removals and other unproven or uncommercialized negative carbon technologies to meet net zero commitment
	1.3	Robust interim targets for 2030 that ensure the company is on track for net zero commitment
NO-DEFORESTATION COMMITMENT	2.1	Company has adopted and is implementing a no-deforestation policy that is comprehensive, covering all geographies and commodities, and that is implemented immediately rather than at some future time.
	2.2	The policy and associated implementation plans have cut-off dates after which deforestation signals non-compliance with the policy.
TRACEABILITY, MONITORING AND VERIFICATION	3.1	The company should be implementing a monitoring system and UNDP-aligned grievance mechanisms and procedures governing the company’s response to non-compliant suppliers, including thresholds for contract cancellations and steps to remediate deforestation and human rights abuses in their direct and indirect supply chains
	3.2	The company should be independently verifying the volumes of its suppliers that are deforestation- and conversion-free (DCF), and disclosing the results
	3.3	The company should report publicly on grievances filed and resulting actions taken.

1 Forests 500, “Bunge Ltd” (profile)’ https://forest500.org/rankings/companies/bunge-ltd, Accessed March 1, 2022 ; Bunge Ltd, 2021 Global Sustainability Report, https://www.bunge.com/sites/default/files/2021_global_sustainability_report.pdf p. 30

2 Bunge Ltd, “Palm OIl” (website) https://bungeloders.com/en/material/palm, accessed March 6. 2022

3 https://www.climateaction100.org/whos-involved/companies/page/4

4 Trase Finance, ‘Bunge Ltd. profile,’ https://trase.finance/entities/b7c1989f-8a2f-34ea-80e8-d5baa06291fb#deforestation%20risk Accessed March 1, 2022

5 World Wildlife Fund (WWF), “Cerrado destruction increases by 13%, and biome loses 7.3 thousand km² of native vegetation,” December 23, 2020. https://www.wwf.org.br/?77611/cerrado-prodes-destruction-deforestation-increase-123

6 Trase Finance, ‘Bunge Ltd. profile,’

7 Climate, Land, Ambition and Rights Alliance (CLARA), “Climate Action in the Land Sector,” https://www.boell.de/sites/default/files/clara_action_in_the_land_sector_final.pdf accessed March 5, 2022

8 https://ukcop26.org/glasgow-leaders-declaration-on-forests-and-land-use/

9 Principles for Responsible Investment (PRI), “The Inevitable Policy Response 2021: Forecast Policy Scenario and 1.5C Required Policy Scenario,” October 17, 2021.

https://www.unpri.org/inevitable-policy-response/the-inevitable-policy-response-2021-forecast-policy-scenario-and-15c-required-policy-scenario/8726.article, p.12.

10 , “Ensuring Respect for Human Rights in the Context of Economic Diplomacy,” March 12, 2018. https://www.ohchr.org/Documents/Issues/Business/2018Survey/Bothe_ends_and_forest_people_programme.pdf

11 Brown, et al. “Modern slavery, environmental degradation and climate change: Fisheries, field, forests and factories,” Nature and Space. November 2019.

https://journals.sagepub.com/doi/full/10.1177/2514848619887156

12 Verite, “Reports on Forestry” (website), https://www.verite.org/resources/verite-reports-on-forestry/, accessed 6 March 2022

13 Climate Action 100+ Net-Zero Company Benchmark, ‘Bunge Company Assessment,’ published March 30, 2022. https://www.climateaction100.org/company/bunge-limited/

14 Bunge Limited, press release, November 18, 2021 https://investors.bunge.com/investors/news-and-events/press-releases/year/2021/11-18-2021

15 Science-Based Targets Initiative (SBTi), ‘Target Dashboard.’ https://sciencebasedtargets.org/companies-taking-action#table , accessed March 6, 2022

16 Bunge Ltd, Non-Deforestation Commitment, https://www.bunge.com/sites/default/files/2021_non_deforestation_report.pdf

17 World Wildlife Fund, Soy Traders Scorecard, 2021, https://soyscorecard.panda.org/traders/ and ‘Bunge’ (profile) https://soyscorecard.panda.org/traders/scores/summary/full-report/79880, accessed March 24, 2022

18 Rainforest Foundation Norway, the State of the Soy Industry, February 2022, https://d5i6is0eze552.cloudfront.net/documents/TheStateOfTheSoyIndustry_0222-1.pdf?mtime=20220323113017 p. 10

19 Bunge Ltd, 2021 Global Sustainability Report, https://www.bunge.com/sites/default/files/2021_global_sustainability_report.pdf p. 39

20 Bunge Ltd, “Bunge Launches Unprecedented Program to Monitor Soybean Crops from its Indirect Supply Chain in the Brazilian Cerrado” (press release) , March 3, 2021, https://investors.bunge.com/investors/news-and-events/press-releases/year/2021/03-03-2021

21 Bunge Ltd, 2021 Global Sustainability Report, p. 11

22 AidEnvironment, Realtime Deforestation Map Monitoring Report, February 2022. https://www.aidenvironment.org/wp-content/uploads/2022/02/Realtime-Deforestation-Monitoring-Report-February-2022.pdf

23 Terazono, Emiko and Hodgson, Camilla, “Bunge and Cargill linked to soya supply chains with deforestation risk,” Financial Times, December 13, 2021, https://www.ft.com/content/5c44969c-b3a4-4a47-963a-b0b8300ffb2a

24 Neslen, Arthur, “Agribusiness Giants to Thwart EU Deforestation Plan After COP26 Pledge,” the Guardian, March 4, 2022, https://www.theguardian.com/environment/2022/mar/04/agribusiness-giants-tried-to-thwart-eu-deforestation-plan-after-cop26-pledge

25 Bunge, ‘2021 Global Sustainability Report’ p. 32

26 Rainforest Foundation Norway, ‘State of the Soy Supply Chain,’ p. 11

27 Rainforest Foundation Norway, ‘State of the Soy Supply Chain,’ p. 12

28 Bunge Loders Croklaan, “Palm Oil,” https://europe.bungeloders.com/en/material/palm, accessd April 5, 2022

29 Bunge Ltd, “Report a concern” (website), https://investors.bunge.com/investors/ir-resources/report-a-concern, accessed March 24, 2022

30 Bunge Ltd, ‘Non-Deforestation Commitment,’ p. 33

31 Rainforest Foundation Norway, ‘State of the Soy Supply Chain,’ p. 14

32 IPCC, Special Report on Global Warming of 1.5°C., 2018, https://www.ipcc.ch/site/assets/uploads/sites/2/2019/06/SR15_Full_Report_Low_Res.pdf , pp. v, 5, 7-10, 95-97 and 116

33 International Energy Agency (IEA), Net Zero by 2050: A Roadmap for the Global Energy Sector, May 2021. https://www.iea.org/reports/net-zero-by-2050, Slide 8.

34 IPCC. Special Report on Climate Change and Land, Summary for Policy Makers, January 2020, https://www.ipcc.ch/site/assets/uploads/sites/4/2020/02/SPM_Updated-Jan20.pdf, pp 23-24 and 26.

35 Climate Action 100+: Net-Zero Company Benchmark Company Assessments https://www.climateaction100.org/progress/net-zero-company-benchmark/

36 Climate, Land, Ambition and Rights Alliance (CLARA), “Climate Action in the Land Sector,” https://www.boell.de/sites/default/files/clara_action_in_the_land_sector_final.pdfaccessed March 5, 2022

37 IPCC, ‘Special Report: Global Warming of 1.5°C’, Chapter 4.

38 Glasgow Leaders’ Declaration on Forests and Land Use, November 2, 2021, https://ukcop26.org/glasgow-leaders-declaration-on-forests-and-land-use/

39 Principles for Responsible Investment (PRI), “The Inevitable Policy Response 2021: Forecast Policy Scenario and 1.5C Required Policy Scenario,” October 17, 2021.

https://www.unpri.org/inevitable-policy-response/the-inevitable-policy-response-2021-forecast-policy-scenario-and-15c-required-policy-scenario/8726.article, p.12

40 Pendrill, et al. “Agricultural and Forestry Trade Drives Large Share of Tropical Deforestation Emissions,” Global Environmental Change, May 2019, https://www.sciencedirect.com/science/article/pii/S0959378018314365

41 Greenpeace International, Countdown to Extinction, September 2019. ttps://www.greenpeace.org/static/planet4-international-stateless/2019/09/98db6c73-gp_cte_report_lowres.pdf, p. 15

42 Both ENDS and the Forest Peoples Programme, “Ensuring Respect for Human Rights in the Context of Economic Diplomacy,” March 12, 2018, https://www.ohchr.org/Documents/Issues/Business/2018Survey/Bothe_ends_and_forest_people_programme.pdf

43 Brown, et al. “Modern slavery, environmental degradation and climate change: Fisheries, field, forests and factories,” Nature and Space. November 2019, https://journals.sagepub.com/doi/full/10.1177/2514848619887156

44 Verite, “Reports on Forestry” (website), https://www.verite.org/resources/verite-reports-on-forestry/, accessed March 6 2022

45 DaSilva, Gabriel, “Deforestation Surges Despite Global Pledge to Cut it In Half,” Ecosystem Marketplace, September 13, 2019, https://www.ecosystemmarketplace.com/articles/deforestation-surges-43-percent-despite-global-pledge-to-cut-it-in-half/

46 Intergovernmental Science-Policy Platform on Biodiversity and Ecosystem Services (IPBES), “Summary for Policymakers of the IPBES Global Assessment Report on Biodiversity and Ecosystem Services,” 2019. https://ipbes.net/sites/default/files/inline/files/ipbes_global_assessment_report_summary_for_policymakers.pdf

47 Rainforest Action Network, Keep Forests Standing: Evaluating the Brands and Banks Driving Deforestation and Human Rights Abuses, 2021 https://www.ran.org/wp-content/uploads/2021/04/RAN_KFS_Scorecard_vENG.pdf p. 2.

48 Food and Agriculture Organization of the United Nations, “Global Forest Resources Assessment 2020: Key Findings,” https://www.fao.org/3/CA8753EN/CA8753EN.pdf p. 4

49 IPCC, IPCC, ‘Special Report: Global Warming of 1.5°C’, Chapter 11, https://www.ipcc.ch/site/assets/uploads/2018/02/ipcc_wg3_ar5_chapter11.pdf

50 Bajželj, B., et al. “Importance of food-demand management for climate mitigation.” Nature Clim Change, August 21, 2014, https://www.nature.com/articles/nclimate2353

51 Ceres and PRI, Global Sector Strategies: Recommended Investor Expectations for Food and Beverage, August 2021, https://www.climateaction100.org/wp-content/uploads/2021/08/Global-Sector-Strategies-Food-and-Beverage-Ceres-PRI-August-2021.pdf p. 5

52 Climate Focus, “New York Declaration on Forests Progress Assessment,” https://www.climatefocus.com/projects/new-york-declaration-forests-nydf-progress-assessment, accessed March 6, 2022

53 Askew, Katy, “Food Giants Launch New Deforestation Pledge After Missing 2020 Objective,” Food Navigator, September 2020, https://www.foodnavigator.com/Article/2020/09/24/Food-giants-launch-new-deforestation-pledge-after-missing-2020-objectives-Our-approach-was-not-agile-enough

54 Rainforest Action Network, Banking on Climate Chaos. March 2021. https://www.ran.org/wp-content/uploads/2021/03/Banking-on-Climate-Chaos-2021.pdf

55 Carbon Tracker, Fault Lines: How Diverging Oil and Gas Company Strategies link to Stranded Asset Risk, October 2020,

https://carbontracker.org/reports/fault-lines-stranded-asset/

56 Carbon Tracker. ‘Adapt to Survive.’

57 https://carbontracker.org/company-profiles/

58 https://www.climateaction100.org/progress/net-zero-company-benchmark/

59 https://www.climateaction100.org/whos-involved/companies/

60 https://www.climateaction100.org/approach/global-sector-strategies/food-and-beverage/

61 https://sciencebasedtargets.org/

62 https://sciencebasedtargets.org/companies-taking-action

63 https://sciencebasedtargets.org/sectors

64 https://www.cdp.net/en/responses?queries%5Bname%5D=&utf8=%E2%9C%93

65 https://forest500.org/

66 Rainforest Action Network, Keep Forests Standing: Methodology for the Evaluation of Performance of Brands profiled in the Keep Forest Standing Campaign, April 2021 https://www.ran.org/wp-content/uploads/2021/04/FINAL-KFS-Scorecard-Methodology.pdf pp. 6-7

67 Ceres, The Investor Guide to Deforestation and Climate Change, June 2020, https://www.ceres.org/sites/default/files/reports/2020-06/Ceres%20Investor%20Guide%20FINAL%20June%2029.pdf p. 13

68 https://forest500.org/

69 https://www.ran.org/wp-content/uploads/2021/04/RAN_KFS_Scorecard_vENG.pdf

70 https://www.ran.org/wp-content/uploads/2021/04/FINAL-KFS-Scorecard-Methodology.pdf

71 https://trase.finance/

72 Rainforest Action Network, “Keep Forests Standing: Methodology…’ p. 11

73 Rainforest Foundation Norway, the State of the Soy Industry, February 2022, https://d5i6is0eze552.cloudfront.net/documents/TheStateOfTheSoyIndustry_0222-1.pdf?mtime=20220323113017 pp. 10-12

74 UNPRI, “Investor expectations on deforestation in soybean supply chains,” https://www.unpri.org/download?ac=10610, accessed March 18, 2022

75 Rainforest Foundation Norway, the State of the Soy Industry, February 2022, https://d5i6is0eze552.cloudfront.net/documents/TheStateOfTheSoyIndustry_0222-1.pdf?mtime=20220323113017 p. 11

76 Rainforest Foundation Norway, the State of the Soy Industry, February 2022, https://d5i6is0eze552.cloudfront.net/documents/TheStateOfTheSoyIndustry_0222-1.pdf?mtime=20220323113017

77 https://www.cdp.net/en/responses?queries%5Bname%5D=&utf8=%E2%9C%93

78 https://forest500.org/

79 https://trase.finance/